Organigram ranked as 4th best performing stock
on the OTCQX® Best Market for 2018

MONCTON, February 19, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis has been recognized as one of the 2019 OTCQX Best 50. Organigram was ranked as 4th best performing stock on the OTCQX® Best Market for 2018.

The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX Best Market, based on an equal weighting of one-year total return and average daily dollar volume growth. Companies in the 2019 OTCQX Best 50 were ranked based on their performance during the 2018 calendar year.

“At Organigram we believe corporate excellence and product excellence go hand-in-hand,” says Greg Engel, CEO, Organigram. “We are proud to be recognized as one of 2019 OTCQX Best 50, and believe that our team’s diligence related to governance, operations and output will continue to support Organigram’s continued and growing success both here at home and around the world.”

About the OTCQX Best Market

The OTCQX® Best Market is for established, investor-focused U.S. and international companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws, be current in their disclosure, and have a professional third-party sponsor introduction.

The companies found on OTCQX are distinguished by the integrity of their operations and diligence with which they convey their qualifications.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange, nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes impacting consumer demand, production capacity and competition that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653